SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant's name into English)

Avenida Graça Aranha, 26
Centro, CEP 20030-900
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Second redemption/conversion operation of class C preferred shares (PNC)

Rio de Janeiro, August 06, 2026, AXIA Energia S.A. ("Company" or "AXIA Energia") informs that further to the Notice to the Market disclosed on August 5, 2026, the Company hereby informs that its Board of Directors approved, on this date, the redemption of 37,237,014 Class C Preferred Shares ("PNC"), equivalent to R$ 2.0 billion and representing 6.14% of the outstanding shares of this class.

The main terms and conditions of the transaction are as follows:

•	B3 record date: August 7, 2026.
•	Ex-rights date: as of August 10, 2026, the Class C Preferred Shares (PNC) will be traded on an ex-rights basis.
•	Total redemption amount: R$ 2.0 billion.
•	Redemption value per PNC share: R$ 53.71 per share, corresponding to the closing price of the Company's common shares on the trading session held on August 5, 2026.
•	Redemption procedure: Shareholders who do not elect to convert their PNC shares will have such shares automatically redeemed.
•	Tax treatment for non-resident investors: information regarding the tax treatment applicable to the redemption, especially with respect to non-resident investors ("NRIs"), is set forth in the Shareholders' Notice released on this date.
•	Conversion procedure: Holders of Class C Preferred Shares (PNC) may elect, as an alternative to redemption, to convert all or part of the PNC Shares subject to redemption into common shares, at a ratio of one common share for each PNC Share. Such election may be made during the period from August 12 to August 14, 2026, inclusive.

Channels for submitting the election to convert PNCs shares:

o	Through their respective custodian agent/broker, for shareholders whose shares are held in custody with B3's Central Depository; or
o	Through Itaú Corretora de Valores S.A., the book-entry registrar of the Company's shares, in the case of shares held in book-entry form.
•	Date of conversion into common shares: 18 of August ,2026
•	Payment date of the redemption amount: 24 of August ,2026
•	Treatment of fractions: Pursuant to Article 11, Section 10, Item V of the Company's Bylaws, fractional PNC Shares resulting from the redemption process will be disregarded.

Centrais Elétricas Brasileira S/A 00.001.180/0001-26	Avenida Graça Aranha, 26 – Centro Rio de Janeiro │RJ – Brasil │20030-900

•	Treatment of holders of Americans Depositary Receipts (“ADRs”): Holders of ADRs backed by PNC Shares will not be entitled to elect conversion into common shares. The PNC Shares underlying such ADRs will be mandatorily redeemed, and Citibank N.A., as depositary, will receive the redemption proceeds and distribute them to the respective ADR holders. Payment to ADR holders is expected to be made within seven business days following the payment date of the redemption to holders of PNC Shares traded on B3.

The Company has made available on its Investor Relations website a dedicated webpage regarding the redemption and conversion of PNC Shares. To access it, please click here.

Eduardo Haiama

Vice President of Finance and Investor Relations

Centrais Elétricas Brasileira S/A 00.001.180/0001-26	Avenida Graça Aranha, 26 – Centro Rio de Janeiro │RJ – Brasil │20030-900

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2026

AXIA Energia S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.